EXHIBIT 77C
FLAHERTY & CRUMRINE/CLAYMORE TOTAL RETURN FUND INCORPORATED
(the "Fund")

	On April 21, 2009, the Fund held its Annual Meeting of
Shareholders (the "Annual Meeting") for the following purpose: election of Directors of the Fund ("Proposal 1").
The proposal was approved by the shareholders and the results of the voting are as follows:

Proposal 1: Election of Directors.

Name                                    For         Withheld

Common Stock and Preferred Stock,
voting together as a single class
Morgan Gust                           6,963,219      569,366

Preferred Stock, voting as
a separate class
Karen H. Hogan                           800            5


Donald F. Crumrine, David Gale and Robert F. Wulf continue to serve in their capacities as Directors of the Fund.